Exhibit 99.1

FOR IMMEDIATE RELEASE

MMA.INC Appoints UFC Trailblazer Laura Sanko to Board of Directors to Accelerate Global Growth and Digital Innovation in Martial Arts

Highlights

●	Strengthened Leadership with Strategic Star Power: MMA.INC appoints UFC broadcaster and Brazilian Jiu-Jitsu black belt Laura Sanko to its Board of Directors, enhancing brand visibility, trust, and global audience connection through her proven influence and combat sports expertise.

●	Accelerating Global Growth and Platform Innovation: Sanko’s deep understanding of fan engagement and inclusivity supports MMA.INC’s mission to drive participation in martial arts worldwide.

New York, NY – July 15, 2025 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company”), an NYSE American listed innovator at the intersection of combat sports and digital transformation today announced the appointment of Laura Sanko, renowned UFC broadcaster and former professional mixed martial artist, to its Board of Directors, effective immediately. Sanko’s addition to the board underscores MMA’s commitment to fostering innovation and expanding participation in martial arts worldwide. Sanko has served as brand ambassador for MMA.INC since early 2021.

“We are thrilled to welcome Laura Sanko to our Board of Directors,” said Nick Langton, Founder and CEO of the Company. “Laura’s unparalleled expertise, authenticity, and passion for martial arts make her an invaluable addition to our Board. Her ability to inspire and engage diverse audiences and the global MMA fanbase will be instrumental as we continue to grow our platform and drive participation in martial arts.”

Sanko will play a critical role in supporting the Warrior Training Program, UFC GYM partnership and the launch of Community & Commerce Platform. Sanko’s appointment strengthens MMA’s strategic focus on leveraging high-profile expertise to enhance its offerings and expand its global footprint. Her insights will also support the Company’s ongoing development of innovative programs and partnerships, including its strategic alliance with Morphotech Pte Ltd to integrate Web 2.0 and Web 3.0 technologies into its platforms.

Laura Sanko brings a wealth of expertise and passion to MMA’s Board of Directors. As a trailblazing UFC commentator, Sanko made history as the first female color commentator in the modern UFC era, debuting in February 2023. Her insightful analysis, deep technical understanding of mixed martial arts and engaging presence have made her a respected voice in the combat sports community. A former professional fighter and a Brazilian Jiu-Jitsu black belt, Sanko’s firsthand experience in the sport, combined with her broadcasting acumen, positions her to provide strategic guidance for MMA’s mission of driving global participation in martial arts.

Sanko’s dedication to the sport extends beyond the broadcast booth. Her 19-year journey in Brazilian Jiu-Jitsu, culminating in her black belt promotion in April 2025, reflects her commitment to martial arts as a transformative practice. Her ability to connect with fans, athletes, and industry stakeholders, coupled with her advocacy for inclusivity in a traditionally male-dominated sport, aligns seamlessly with MMA’s vision to make martial arts accessible to all.

“I’m genuinely excited to join the Board of Mixed Martial Arts Group and help drive their mission to bring martial arts to more people,” said Laura Sanko. “This sport has given me so much—confidence, community, and a sense of purpose—and I can’t wait to work even more closely with Nick and the team to make those benefits accessible to everyone, whether they’re stepping into a gym for the first time or training to compete. MMA’s vision to transform lives through martial arts is something I’m passionate about, and I’m honored to play my part in it.”

About Mixed Martial Arts Group Limited

MMA.INC (Mixed Martial Arts Group Limited) is revolutionizing the combat sports industry by driving participation and engagement across fans, athletes, coaches, and gym owners. The Company operates four core business units:

●	TrainAlta: A platform that transforms MMA fans into active participants through structured training programs.
●	Hype: A marketing platform helping gym owners, coaches, and athletes grow revenue from their audiences.
●	MixedMartialArts.com: The go-to resource for MMA news, fighter data, fight schedules, and the legendary Underground forum.
●	BJJLink: A leading gym management platform designed for BJJ academies, offering tools for payment processing, marketing, student engagement, and content monetization.

With over 5 million social media followers, 530,000 user profiles, 50,000 active students, 18,000 published gyms and 800 verified gyms across 16 countries, MMA.inc continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders.

For more information, visit www.mma.inc or follow us on social media:

●	Facebook: TrainAlta
●	Instagram: @TrainAlta
●	X: @AltaGlobalGroup
●	LinkedIn: MMA.inc

Forward-Looking Statements

This press release may include forward-looking statements. Any statements contained herein regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a profile that has been claimed or created across the MMA.inc platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2024 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: peter@mma.inc